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                             October 26, 2020

       David Leeb
       Chief Legal Officer & Corporate Secretary
       Box, Inc.
       900 Jefferson Ave.
       Redwood City, California 94063

                                                        Re: Box, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 31, 2020
                                                            File No. 001-36805

       Dear Mr. Leeb:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 31, 2020

       Item 11. Executive Compensation (incorporated by referenced from Definitive Proxy Statement filed May 28, 2020), page 100

   1. On page 33 of your proxy statement, you identify three named executive officers. Item
                                                        402(a)(3) of Regulation
S-K requires executive compensation disclosure for a company   s
                                                        principal executive
officer, principal financial officer and its    three most highly
                                                        compensated executive
officers other than the principal executive officer and the principal financial officer who
were serving at the end of the last completed fiscal year.    Please
                                                        advise why you provided
executive compensation disclosure for the fiscal year ended
                                                        January 31, 2020 for
only one executive officer in addition to your PEO and PFO. We note that your website
identifies 14 individuals as members of your "executive team."
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Leeb
Box, Inc.
October 26, 2020
Page 2

        Please contact Michell Austin, Staff Attorney, at (202) 551-3574 or Larry Spirgel, Office
Chief, at (202) 551-3815 with any questions.



FirstName LastNameDavid Leeb                                Sincerely,
Comapany NameBox, Inc.
                                                            Division of
Corporation Finance
October 26, 2020 Page 2                                     Office of
Technology
FirstName LastName